UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934

Toreador Resources Corporation
(Name of Issuer)

Common Stock and 5% Convertible Senior Notes due 2025
(Title of Class of Securities)

891050106 and 891050AB2
(CUSIP Number)

May 08, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS RMB International (UK) Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 901,687 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 901,687 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,687 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.49%

12.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Consists of 761,529 shares of Common Stock and 140,158 shares of Common Stock issuable pursuant to [Convertible Bonds] held by the Reporting Persons as to which such shares are presently exercisable.

CUSIP No.	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS First Rand Ireland PLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 901,687
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 901,687

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,687

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.49%

12.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Consists of 761,529 shares of Common Stock and 140,158 shares of Common Stock issuable pursuant to [Convertible Bonds] held by the Reporting Persons as to which such shares are presently exercisable.

CUSIP No.	13G	Page 4 of 8 Pages

Item 1.
(a)	Name of Issuer
Toreador Resources Corporation

(b)	Address of Issuer’s Principal Executive Offices
4809 Cole Avenue, Suite 108 Dallas, TX 75205

Item 2.
(a)	Name of Person Filing
RMB International (UK) Limited First Rand (Ireland) PLC

The Reporting Persons have entered into a Joint Filing Agreement, dated May 09, 2008, a copy of which was filed with this Schedule 13G as Exhibit A on May 09, 2008, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of each of the Reporting Persons is

RMB International (UK) Limited Two London Bridge London, SE1 9RA United Kingdom First Rand (Ireland) PLC First Floor 33 Sir John Rogerson’s Quay Dublin 2 Ireland

(c)	Citizenship
RMB International (UK) Limited is a limited liability company organized under the laws of the United Kingdom. First Rand (Ireland) PLC is public limited company organized under the laws of Ireland.

(d)	Title of Class of Securities
Common Stock and 5% Convertible Senior Notes due 2025

(e)	CUSIP Number
891050106 and 891050AB2

CUSIP No.	13G	Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership

RMB International (UK) Limited (“RMB”) is the investment manager of First Rand (Ireland) PLC (“FRI”), and by virtue of such status may be deemed to be the beneficial owner of the 761,529 shares of Common Stock (including 140,158 shares which FRI has the right to acquire pursuant to the exercise of [Convertible Bonds]) of the Issuer owned by FRI (the “FRI Shares”).

RMB disclaims beneficial ownership of the FRI Shares, except to the extent of its pecuniary interest therein.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	RMB International (UK) Limited
(a)	Amount beneficially owned: 901,687
(b)	Percent of class: 4.49%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: - 0 -
(ii)	Shared power to vote or to direct the vote: 901,687
(iii)	Sole power to dispose or to direct the disposition of: - 0 -
(iv)	Shared power to dispose or to direct the disposition of: 901,687

2.	First Rand Ireland PLC
(a)	Amount beneficially owned: 901,687
(b)	Percent of class: 4.49%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: - 0 -
(ii)	Shared power to vote or to direct the vote: 901,687
(iii)	Sole power to dispose or to direct the disposition of: - 0 -
(iv)	Shared power to dispose or to direct the disposition of: 901,687

Item 5.	Ownership of Five Percent or Less of a Class
See item 4.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

CUSIP No.	13G	Page 6 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No.	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 09, 2008

RMB INTERNATIONAL (UK) LIMITED

By:	/s/ Caryn Nicolai
Name: Caryn Nicolai
Title: Equities Accountant

FIRST RAND (IRELAND) PLC

By:	/s/ Stephen Peters
Name: Stephen Peters
Title: Chief Operations Officer

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: May 09, 2008

RMB INTERNATIONAL (UK) LIMITED

By:	/s/ Caryn Nicolai
Name: Caryn Nicolai
Title:

FIRST RAND IRELAND PLC

By:	/s/ Stephen Peters
Name: Stephen Peters
Title: